August 27, 2012

Amanda Ravitz

Assistant Director

Mary Beth Breslin

Louis Rambo

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

US-PS Energy Save Construction Material Int’l, Inc.

Registration Statement on Form S-1

Filed May 11, 2012

File No. 333-181348

Dear Ms. Ravitz;

Please find below the Company’s responses to your comment letter of June 7, 2012.

Calculation of Registration Fee, page 2

1. Given your disclosure that your common stock is not traded on any public market, it does not appear that Rule 457(c) applies to your offering. Please revise your fee table accordingly.

Fee table revised.

2. Refer to your disclosure on the prospectus cover page that your common stock is not traded on any public market. Please note that Schedule A paragraph 16 of the Securities Act and Regulation S-K Item 501 require that you disclose the fixed price at which your securities will be sold. Please revise your registration statement, including the prospectus cover page, summary, and plan of distribution disclosure to clarify the fixed price that the selling stockholders will sell the shares, even if your securities are quoted on the “Pink Sheets.” In this regard, please note that we would not object if you elected to disclose that the selling shareholders will sell at the stated fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices; however, there will not be an established market for your securities unless they are listed on an exchange or the OTC Bulletin Board.

Revised to disclose that the shares will be sold at the fixed price of $0.02 per share.

Prospectus Cover Page

3. Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to:

Describe how and when a company may lose emerging growth company status;

Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

State your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

We acknowledge the Staff’s comment and the Company confirms that we have revised disclosure to include additional wording addressing the Staff’s concern.

The Company is an emerging growth company under the Jumpstart Our Business Startups Act.

The Company shall continue to be deemed an emerging growth company until the earliest of--

‘(A) the last day of the fiscal year of the issuer during which it had total annual gross revenues of $1,000,000,000 (as such amount is indexed for inflation every 5 years by the Commission to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest 1,000,000) or more;

‘(B) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the issuer pursuant to an effective registration statement under this title;

‘(C) the date on which such issuer has, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or

‘(D) the date on which such issuer is deemed to be a ‘large accelerated filer’, as defined in section 240.12b-2 of title 17, Code of Federal Regulations, or any successor thereto.’.

As an emerging growth company the company is exempt from Section 404(b) of Sarbanes Oxley.   Section 404(a) requires Issuers to publish information in their annual reports concerning the scope and adequacy of the internal control structure and procedures for financial reporting. This statement shall also assess the effectiveness of such internal controls and procedures.

Section 404(b) requires that the registered accounting firm shall, in the same report, attest to and report on the assessment on the effectiveness of the internal control structure and procedures for financial reporting.

 As an emerging growth company the company is exempt from Section 14A and B of the Securities Exchange Act of 1934 which require the shareholder approval of executive compensation and golden parachutes.

The Company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act.

Prospectus Summary, page 4

4. Please reconcile your business strategy disclosed on pages 4 and 17 with your disclosure under the caption “Organization, Nature of Business and Trade Name” on page F-8.

Revised for consistency.

5. It appears from your disclosure that you may be a blank check company as defined in Rule 419(a)(2) of the Securities Act of 1933. We note, for example, that since inception you have not generated any revenues, you do not appear to have any dedicated full-time or part-time employees and, although you have presented a plan of operation, you have no website. Although you have entered into a joint venture agreement, we note you do not appear to have made any contribution toward the venture that would, under the terms of the agreement, allow you to receive any profits from the joint venture. Further, we note that you have disclosed a different business strategy on pages 4 and 17 than the intended business you disclose on page F-8. We also note that you have only issued penny stock. Please tell us why you do not believe you are a blank check company. Alternatively, revise your registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

Inconsistencies have been revised.    Over $70,000 has been expended towards the business described in the business plan.  The Company is not a blank check company and appropriate disclosure has been included.

6. We note that you share an address and similar names with eight other companies that filed registration statements on Form S-1 on May 11, 2012 to register the resale of the same number of shares of common stock at the same price by many of the same selling shareholders. Refer to the registration statements with file nos. 333-181340, 333-181341, 333-181342, 333-181343, 333-181344, 333-181346, 333-181348, 333-181349, and 333-181350. Please explain to us your relationship with these companies other than your shared address, if any, and provide us with your analysis as to how you determined that your disclosure obligations per Rule 408 do not require you to highlight these other eight transactions in your prospectus.

These companies have a shared address only.   Each has its own separate Board of Directors which makes decisions for the Company and none of the majority shareholders are the same between companies.

7. Please revise your summary to highlight that you have not yet generated any revenues, as indicated on page F-5, as well as the size of your accumulated deficit as disclosed on page 5. Also disclose here that your audit report contains language concerning substantial doubt as to your ability to continue as a going concern. Finally, where you mention your contract with Nengjian Tianli, please expand to describe briefly the nature and business of this entity and your ownership interest in it.

Revised to state that the company has not yet generated any revenues.    The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

8. Given that you were formed in 2010 but “have not yet begun full scale operations” as you disclose on page 5, it appears that you may be “shell company” as defined in Rule 405. Please provide us with a detailed analysis as to whether you are a shell company. If you determine that you are a shell company, please revise to disclose this in your summary and revise throughout your prospectus as appropriate.

The Company has determined that it is not a shell company as defined in Rule 405.

Shell company. The term shell company means a registrant, other than an asset-backed issuer as defined in Item 1101(b) of Regulation AB (§229.1101(b) of this chapter), that has:

(1) No or nominal operations; and

(2) Either:

(i) No or nominal assets;

(ii) Assets consisting solely of cash and cash equivalents; or

(iii) Assets consisting of any amount of cash and cash equivalents and nominal other assets.

While the company has not yet begun full scale operations, the operations so far would not fit the definition of none or nominal.    Over $70,000 in travel and related expenses have been undertaken in setting up the trading relationship to help the company grow and expand.   Thus the company does not meet the Rule 405 definition of a shell.

Risk Factors, page 5

We have a very limited operating history, page 5

9. Refer to the second sentence. Please revise this risk factor to clarify that you have not sold any products commercially, as indicated throughout your prospectus, and to clarify that you have not yet generated any revenues, as indicated on page F-5.

Revised to clarify that the Company has not yet sold any products commercially and has not yet generated any revenues.

We may have difficulty, page 5

10. In an appropriate section, please disclose your funding requirements for the next 12 months, and discuss how you intend to meet these funding requirements. Add appropriate risk factor disclosure to the extent that you currently do not have sufficient funds to meet your requirements for the next 12 months.

Risk factor added that the company does not currently have sufficient funds to meet its requirements for the next 12 months.     The Company will be mainly in the set up and fund raising mode for the next 12 months and thus needing funding will be gained through sales of equity, debt or related party loans.

Final approval from the Ministry of Commerce, page 6

11. We note your disclosure throughout your risk factors regarding various Chinese legal and regulatory requirements, restrictions and complications. Please add a separately captioned section or sections, and revise your risk factors substantially, to address in detail the applicability of these regulations to you and your business, clarifying the status of your compliance and the remaining steps or hurdles required to comply or to maintain compliance with the applicable rules. In this regard, your disclosure should clarify the steps necessary to meet the ministry approval discussed here, the legal requirements referenced in the risk factor on the bottom of pages 6, the license requirements discussed on pages 7 and 8, and the labor laws discussed on page 9, including the applicability of the labor laws to your subcontractor arrangements disclosed on page 17.

Additional disclosure added. The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time therefore there are no approval requirements at this time.

Material weaknesses in our internal controls and financial reporting…, page 7

12. We note that you do or will conduct a significant portion of your operations outside of the United States through a joint venture. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

a)

Integrated Creative Consulting Group is currently maintaining our books and records.

b)

The Accurum Group, PLLC compiles our financial statements.

c)

JP Accountancy LLP (retained on August 13, 2012)

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

a)

We maintain our books and records in accordance with U.S. GAAP.

b)

Controls: segregation of duties among individuals, implementation of authorization procedures, as well as physical segregation of equipment, records.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

N/A

Who is involved in your financial reporting?

Integrated Creative Investment Group, The Accurum Group, and Sam Kan & Company.

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and who will be evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Without identifying people by name, for each person, please tell us:

what role he or she takes in preparing your financial statements;

Integrated Creative Investment Consulting Group maintains the books for the company.

The Accurum Group, LLC  compiles financial statements from the books maintained by ICIC.

JP Accountancy LLP, 2578 Noriega Street, Suite 20, San Francisco, California 94122 (retained on August 13, 2012)

what relevant education and ongoing training he or she has had relating to U.S. GAAP;

a)

All Integrated Creative Investment Consulting Group knowledge of US GAAP is a result of strenuous self-education.

b)

Christian Carnell, the person in charge of the Accurum Group is a CPA familiar with US GAAP.

c)

Janet Gong at JP is a CPA familiar with US GAAP.

the nature of his or her contractual or other relationship to you;

a)

Integrated Creative Investment Consulting Group has been charged by our company to manage our affairs at the direction of the Board and Officers.

whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

a)

Integrated Creative Investment Consulting Group does not employ an individual with said professional designations.

b)

Christian Carnell, the individual from The Accurum Group who complies the financial statements for the company is a Certified Public Accountant.

c)

Janet Gong at JP is a CPA familiar with US GAAP.

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

a)

Integrated Creative Investment Consulting Group relies on self-education rather than extensive experience in preparing and/or auditing financial statements prepared in accordance with US GAAP.

b)

The Accurum Group—Christian Carnell began working as a staff auditor at a local public PCAOB registered firm in early 2007 working almost exclusively on audits for SEC companies. These included shell and development stage companies to those with revenues in excess of $100 million. He left this firm in 2009 given the opportunity to start a practice as a "pre-audit" CPA. By that he means a practice that specializes in assembling audit documentation, financial statements and providing audit support to those needing it. While this is certainly the core of his practice today, he has brought on additional partners specializing in tax and operations consulting.

Carnell’s area of expertise remains in working with companies of any size to put together adequate audit documentation, proper record keeping, preparing financial statements in conformity with US GAAP, merger and acquisition accounting and consulting on the appropriate accounting treatment of any agreement / transaction. Mr. Carnell also has a background in financial analysis, forcasting and budgeting and as companies grow this may or may not be a need.

If you retain an accounting firm or other similar organization to prepare your financial statement, please tell us:

the name and address of the accounting firm or organization;

The Accurum Group, PLLC PO Box 711426, Salt Lake City, UT 84171

JP Accountancy LLP, 2578 Noriega Street, Suite 20, San Francisco, California 94122 (retained on August 13, 2012)

the qualifications of their employees who perform the services for your company;

a)

Christian Carnell-The Accurum Group—CPA

b)

Janet Gong at JP is a CPA.

how and why they are qualified to prepare your financial statements;

The Accurum Group-- Christian Carnell began working as a staff auditor at a local public PCAOB registered firm in early 2007 working almost exclusively on audits for SEC companies. These included shell and development stage companies to those with revenues in excess of $100 million. He left this firm in 2009 given the opportunity to start a practice as a "pre-audit" CPA. By that he means a practice that specializes in assembling audit documentation, financial statements and providing audit support to those needing it. While this is certainly the core of his practice today, he has brought on additional partners specializing in tax and operations consulting.

Mr. Carnell’s area of expertise remains in working with companies of any size to put together adequate audit documentation, proper record keeping, preparing financial statements in conformity with US GAAP, merger and acquisition accounting and consulting on the appropriate accounting treatment of any agreement / transaction. Mr. Carnell also has a background in financial analysis, forcasting and budgeting and as companies grow this may or may not be a need.

how many hours they spent last year performing these services for you; and

Christian Carnell—None last year.  Approximately 2 hours so far this year.

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

The Accurum Group was not engaged until after Q1 of 2012 ended.  Fee amount to $125 for each interim filing and $175 for annual filings.

No fees paid to date to Integrated Creative Investment Consulting Group.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

why you believe they are qualified to prepare your financial statements;

N/A

how many hours they spent last year performing these services for you; and

N/A

the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

N/A

Do you have an audit committee financial expert?

We do not have an audit committee financial expert yet.

Since you do not have a separately created audit committee, please describe the extent of the Board of Directors‟ knowledge of U.S. GAAP.

a)

The Board of Directors knowledge of U.S. GAAP is minimal, whereas their knowledge of PRC GAAP varies from moderate to extensive; the members of the Board of Directors all reside in China.

As a significant part, page 8

13. Please revise to clarify the extent to which your operations and personnel are in China. Please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws in light of your management’s location outside of the United States.

None of the registrants operations are based outside of the United States although considerable travel to and from China is required.

Non-compliance with the social insurance and housing fund, page 8

14. Please revise your disclosure here and where appropriate to quantify the extent of your contributory requirements discussed here and to clarify how you will fund your requirements.

Any requirements will be funded through equity, debt or related party loans.

Compensation for our employees, page 11

15. Please reconcile your disclosure regarding your employees here with your disclosure on page 19 that you do not have any employees.

Revised to clarify that no employees other than the officers and directors.

PRC Regulations relating to mergers and acquisitions, page 11

16. Please revise your prospectus to provide separately captioned section or sections addressing in detail your joint venture arrangement and the specific applicability of the Chinese regulatory and structural requirements discussed on pages 11 through 14. In particular, your disclosure should make clear what factors would lead you or your affiliates to be considered a special purpose vehicle and why the “New M&A Rule” may or may not apply to you, the factors that would require the approvals or registrations discussed on page 12, and what such approvals would entail, the factors that would lead you to be considered a “PRC resident enterprise,” as discussed on page 12, and the factors that would require registration with the State Administration of Foreign Exchange, as discussed on page 13, and the specific impact such determinations or requirements would have.

Additional China regulatory disclosure added. The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time therefore there are no approval requirements at this time.

Risks Relating to our Stock, page 14

17. Please tell us whether and when you plan to register a class of your securities under the Exchange Act. If you do not intend to so register a class of securities, please disclose the risks related to discontinuance of periodic disclosure due to the automatic reporting suspension under section 15(d) of the Exchange Act, and address the effect of the inapplicability to you of the proxy rules and section 16 of the Exchange Act.

Revised to disclose that the company intends to file a form 8A prior to effectiveness of this registration.

Use of Proceeds, page 16

18. Please revise the columnar heading entitled “September 30, 2011” to “December 31, 2011” so that your capitalization presentation agrees to the December 31, 2011 balance sheet presented on page F-4.

Revised for consistency.

19. Please revise to remove the caption of total assets, which appears relates to cash and cash equivalents, from your presentation of capitalization.

Removed.

Dilution, page 16

20. Please provide the disclosure required by Regulation S-K Item 506. In this regard, we note the difference between the price per share disclosed in Note D on page F-11 and the offering price disclosed on your prospectus cover page.

Item 506 disclosure added to clarify dilution.

Market for Common Equity, page 17

21. We note your disclosure regarding the lack of an established public trading market for your securities. Please provide the disclosure required by Regulation S-K Item 201(a)(2).

Disclosure that a public trading market may never develop has been added.

Description of Business and Property, page 17

22. Given the apparent importance of your joint venture to your business plan, please expand your disclosure to discuss the nature, size and competitive position of this company. Also provide us with documentation to support the information you disclose, in particular the industry information and projections disclosed on page 17. Disclose any material relationship between you and your joint venture partner.

The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

23. Please expand your disclosure to discuss the material terms of your joint venture agreement, including your specific obligations under the agreement and the other party’s specific obligations. Please clarify when you are required to make the disclosed capital contribution and how you intend to fund this contribution. Clarify the status of the agreement since it appears to require you to have already made at least one installment payment towards your capital contribution. Revise to make clear, if true, that you will not be able to receive any portion of the profits of this company until you make a capital contribution.

Cooperation Agreement terms more fully disclosed.

24. Please provide the disclosure required by Regulation S-K Item 101(h). In this regard, clarify, if true, that you have not had any negotiations with potential suppliers, discuss the method of competition within your industry you intend to employ, if any, and discuss the effect of any United States regulations on your proposed exporting business. Also, please revise to clarify the extent to which you have not yet begun developing your business plan, as indicated in the last sentence of the paragraph numbered 2 on page 18.

The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

Employees, page 17

25. Please disclose the number of persons you have retained as subcontractors. For guidance, refer to the Compliance and Disclosure Interpretations of Regulation S-K section 203.01, available at our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

The only subcontractor at this time is Integrated Creative Investment Consulting Group.

Management’s Discussion and Analysis of Fiscal Condition and Results of Operations, page 18

26. We note that you state the discussion of your financial condition and results of operations should be read in conjunction with your unaudited financial statements as of December 31, 2011. It appears that the financial statements beginning on page F-1 are audited. Please revise or advise.

Revised to state audited.

Plan of Operation, page 18

27. Your disclosure under this caption does not appear to apply to your offering. Please remove this disclosure, or clarify the capital raising efforts discussed here and what offering you are discussing.

Disclosure deleted.

Liquidity and Capital Resources, page 18

28. Please revise your filing to explain in more detail any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the registrant's liquidity increasing or decreasing in any material way, including the $1,000,000 joint venture capital contribution discussed on page 17. If a material deficiency is identified, indicate the course of action that you have taken or propose to take to remedy the deficiency. Also, identify and separately describe internal and external sources of liquidity, and briefly discuss any material unused sources of liquid assets. Refer to the guidance in Item 303(A)(1) of Regulation S-K.

The Company may utilize sales of equity, debt or related party loans to meet its liquidity obligations including it $1,000,000 obligation under the Cooperation Agreement.

Results of Operations for the Years Ended December 31, 2011 and 2010, page 18

29. Please revise this section here to also provide an analysis of your results of operations. Discuss in more detail the nature of the general and administrative expenses that you incurred for each reporting presented on page F-5. Refer to the guidance in Item 303(A)(3) of Regulation S-K.

Disclosure including analysis added.

Our Management, page 20

30. Please revise to provide the information required by Regulation S-K Item 401(e).

Additional management information added including the disclosure that none of the officers or directors have felonies/bankruptcies etc.

Selling Stockholders, page 23

31. We note your reference to exhibit 99.1 on page 23; however, Form S-1 does not permit incorporation by reference of this information. Please revise to provide all of the information required by Item 507 within the body of the prospectus. In this regard, please provide columns reflecting the amount of securities currently held and the amount of securities to be offered by each selling security holder. Also include columns reflecting the amount and percentage of securities, if applicable, to be owned by each selling security holder after completion of the offering. Finally, disclose material relationships you have with the selling security holders, if any.

Moved to within the body of the prospectus.   Percentage columns added.   No material relationships.

32. Please disclose the natural persons who have or share voting and dispositive power over the shares held by the entities identified in exhibit 99.1, including Hong Kong Million World Limited and Hanvic Far East Limited.

Yin Tang for Hong Kong Million World Limited and Chunsheng Gao for Hanvic Far East Limited have voting and dispositive power.

Financial Statements, page F-1

33. Please revise to include updated financial statements and related disclosures in your filing as required by Rule 8-08 of Regulation S-X.

Updated to June 30, 2012.

Report of Independent Registered Public Accounting Firm, page F-3

34. We note that your audit report was signed by a U.S. audit firm and that the report appears to have been issued in Alameda, CA. We note from pages 4, 17 and throughout the filing that you have entered into a joint venture with Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd., a Chinese company, and that this appears to be your primary operations. Please explain to us the circumstances surrounding your audit that enabled the audit report to be issued in Alameda, CA. Refer to the guidance in Article 2 of Regulation S-X.

All current operations are within the United States other than travel to and from China.

Notes to Financial Statements, page F-8

35. We note from pages 4, 17 and throughout the filing that you entered into a twenty year arrangement with Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd., a Chinese company, and that you are a 16.25% partner in this joint venture. Please address the following comments:

Please revise the filing to clearly explain when this transaction was consummated.

The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

Revise the filing to explain who holds the remaining 83.75% interest in this investment.

The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

Describe any relationships between your company and the other parties in this investment.

The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

Revise the filing to disclose how you account or are going to account for any transactions with Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd. Provide any disclosures required by Topic 850 of the FASB Accounting Standards Codification.

The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

Explain to us how you account or are going to account for your investment in Nenjiang Tianli Energy-Saving Construction Materials Co., Ltd. Specifically address how you considered the guidance in Topic 810 of the FASB Accounting Standards Codification.

The Company has only entered into a Cooperation Agreement under which both companies benefit from a future trading relationship.   There has been no formal Joint Venture entered into at this time.

36. Considering that the majority of your operations are outside the United States, please revise your notes to disclose how you considered the disclosure requirements of Topic 830 of the FASB Accounting Standards Codification.

The only operations of the company at this time are within the United States other than travel to and from China.

37. We note from page 18 and page F-4 that you had $339 of accounts payable to related parties as of December 31, 2010 outstanding. Please revise your filing to disclose the requirements of 850-10-50-1(a) of the FASB Accounting Standards Codification for this related party accounts payable.

Additional related party disclosure added.

Recent Sales, page II-1

38. Please provide the information required by Regulation S-K Item 701, including the exemption or exemptions from registration claimed.

Disclosure including exemptions (Reg. D., Reg. S) added.

Exhibit 5.1

39. We note that the opinion is “limited to the laws of the State of Nevada... and a review of California law.” The opinion you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must opine as to the law of California, the state in which the registrant is incorporated. Also, because the shares being offered are already outstanding, it is not clear why an additional “when sold” opinion is provided. Please file a revised opinion.

Revised Opinion attached.

Exhibit 23.1

40. To the extent there is a delay in requesting effectiveness of your registration statement, an other than typographical change made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide currently dated and signed consents from your independent accountants with your next amendment.

Current Consent attached.

Exhibit 99.2

41. Please file the full, executed version of the agreement. We note that omitted from Article 58 are the date of execution of the agreement, the identities of the signatories to the agreement and the dates of their signatures.

Please note that the English version is just a translation and that the Chinese version is signed and dated.

Very truly yours,

/s/ Baoqing Dong

Baoqing Dong

President, Chief Executive Officer and Chairman of the Board

US-PS Energy Save Construction Material Int’l, Inc.